

MARCH 14, 2022 | VANCOUVER, BC

SANDSTORM GOLD ROYALTIES PROVIDES ASSET UPDATE

Sandstorm Gold Ltd. ("Sandstorm Gold Royalties", "Sandstorm" or the "Company") (NYSE: SAND, TSX: SSL) is pleased to provide an update of recent developments from the Company's royalty portfolio.

LUNDIN MINING ANNOUNCES NEW DISCOVERY AT CHAPADA

Lundin Mining Corporation ("Lundin Mining") recently announced the discovery of a new copper-gold mineralized system called Saúva at the Chapada project in Brazil. The new discovery is located approximately 15 kilometres north of the Chapada mine. Diamond drilling was initiated at Saúva in the third quarter of 2021, as part of Lundin Mining's ongoing exploration program aimed at increasing the Mineral Resource estimation at Chapada. The first two drill holes at Saúva confirmed the presence of shallow high-grade copper-gold mineralization. As of early February 2022, further drilling was completed to evaluate this potential, with a total of 47 holes defining a mineralized area measuring approximately 750 metres by 650 metres.

Highlights from the first 29 drill holes include:

- **FOR-113:** 55.5 metres of 0.88% copper and 1.2 grams per tonne ("g/t") gold from 6.5 metres including: 27.3 metres of 1.3% copper and 1.9 g/t gold from 33.7 metres;
- **FOR-115:** 65.5 metres of 0.61% copper and 0.7 g/t gold from 23.6 metres; and
- **FOR-148:** 74.1 metres of 0.81% copper and 1.3 g/t gold from 116.0 metres including: 19.4 metres of 1.8% copper and 3.6 g/t gold from 149.6 metres.

A $10 million exploration program is planned at Chapada for 2022, including exploration of the Saúva sector. There are currently three rigs drilling in the Saúva sector testing areas to the northeast and west of the discovery area.

Reported intercepts are not true thicknesses as there is currently insufficient data to calculate true orientation. For more information and full drill results, visit the Lundin Mining website at **www.lundinmining.com** and see the press release dated February 10, 2022.

Sandstorm has a copper stream agreement to purchase 4.2% of the copper produced at Chapada up to a maximum of 3.9 million pounds annually. When 39 million pounds of copper has been delivered to Sandstorm, the copper stream will reduce to 3.0%. Once 50 million pounds of copper have been delivered to Sandstorm on a cumulative basis, the stream will reduce to 1.5% of the copper produced for the life of the mine. Sandstorm will make ongoing payments for each pound of copper purchased equal to 30% of the spot price of copper.

YAMANA PROVIDES UPDATE ON CERRO MORO OPPORTUNITIES AND MARA MILESTONES IN 2022

▶ **CERRO MORO**

Yamana Gold Inc. ("Yamana") provided an update on future opportunities at the Cerro Moro mine. The Cerro Moro project has an inventory of lower-grade veins that are not fully reflected in the current Mineral Reserves and Mineral Resource statements, many of which are wider than the veins currently being mined. These areas were previously not followed up on with infill drilling because the mineralization is below the current cut-off grade. Yamana is now considering alternative processing options to allow for economic extraction of lower grade mineralization including i) a scalable plant, and ii) heap leaching near-surface, lower grade material, to supplement other production.

Sandstorm has a silver stream agreement to purchase an amount of silver from Cerro Moro equal to 20% of the silver produced, up to a maximum of 1.2 million ounces of silver annually. When 7.0 million ounces of silver have been delivered to Sandstorm the silver stream will reduce to 9.0% of the silver produced for the life of the mine. Sandstorm will make ongoing payments for each ounce of silver received, equal to 30% of the spot price per ounce of silver.

▶ **MARA**

Yamana continues to advance MARA (formerly the Agua Rica project) through the development and permitting process while considering strategic alternatives that could unlock value along the way. In 2021, work on the MARA project focused on advancing the Feasibility Study engineering, mine design and planning, metallurgical and geotechnical drilling campaigns, and fieldwork at site. Approximately 6,000 metres of drilling was completed in 2021 from the ongoing drilling campaign, with the remaining 50% of the program expected to be completed by mid-2022. Yamana plans to perform deep drill holes in 2022 to check the extension of high-grade chalcopyrite mineralization that could potentially unlock a pit expansion, as well as to test for deep extensions of mineralization in the hypogene area of the porphyry.

The results from the Feasibility Study and the completion of the Environmental and Social Impact Assessment are expected in late 2022. During the last year, Yamana was presented with several proposals for its interest in MARA. Yamana's board determined that any strategic initiatives will be considered close to the completion of the Feasibility Study and application for permitting later this year.

In October 2015, Sandstorm entered into an early deposit gold stream agreement with Yamana on the MARA project (formally the Agua Rica project) ("Early Deposit Gold Stream"). At the time of a construction decision for the MARA project, Sandstorm may elect to make an additional advance payment in an amount between US$135 million and US$225 million based on the following formula: US$150,000 multiplied by the price of gold plus US$7.5 million (the "Additional Advance Payment"). The payment of the Additional Advance Payment will occur proportionately throughout the construction period. If Sandstorm elects to pay the Additional Advance Payment, the Company will have the right to purchase an amount of gold equal to 20% of the life of mine gold produced from MARA. Sandstorm would make ongoing payments for each ounce of gold received, equal to 30% of the spot price per ounce of gold. If Sandstorm elects not to pay the Additional Advance Payment, the Company will retain a 0.25% net smelter returns ("NSR") royalty on MARA. In the event that Sandstorm wishes to syndicate the gold stream to a third party, it has the right to transfer any and all of its rights and obligations under certain conditions.

For more information, visit the Yamana website at **www.yamana.com** and see the press release dated February 17, 2022.

ENDEAVOUR ANNOUNCES INCREASED MINERAL RESOURCES AT HOUNDÉ MINE

Endeavour Mining plc ("Endeavour") announced that during 2021, they completed more than 70,000 metres of drilling at the Houndé mine in Burkina Faso. Exploration focused on the Mambo target, the Kari Center-Gap-South area, and limited work on the Vindaloo South target. All resources added are within trucking distance to the Houndé plant. Sandstorm's royalty covers a portion of the area that the exploration focused on in 2021, including the Kari Center-Gap-South area and Vindaloo South target.

The updated Measured and Indicated Resource estimate at Kari Centre-Gap-South increased to an estimated 780,000 ounces of gold contained in 18.9 million tonnes at 1.3 g/t (cut-off grade of 0.5 g/t gold, effective date of December 31, 2021).

For more information, visit the Endeavour website at **www.endeavourmining.com** and see the press release dated January 17, 2022. Sandstorm has a 2.0% NSR royalty on a portion of the Houndé mine.

KINROSS RELEASES LOBO-MARTE FEASIBILITY STUDY

Kinross Gold Corporation ("Kinross") released results from the Feasibility Study on the Lobo-Marte project located in Chile. The Feasibility Study outlines 14 years of mining with two additional years of residual production for total mine production of 4.7 million gold equivalent ounces. The project is planned as an open pit, heap leach operation. Construction is estimated to begin in 2025 at the earliest, with first production expected in 2027, subject to a positive development decision. Kinross is continuing to advance work for its Environmental Impact Assessment submission, as well as related work for project permitting. The permitting process is expected to take approximately three years.

For more information, visit the Kinross website at **www.kinross.com** and see the press release dated November 10, 2021. Sandstorm has a 1.05% NSR royalty on the Lobo-Marte project.

CONTACT GOLD ANNOUNCES PONY CREEK MAIDEN RESOURCE ESTIMATE

Contact Gold Corp. ("Contact Gold") released a maiden Resource Estimate at its Pony Creek project in Nevada. The Pony Creek project is located immediately south of Gold Standard Ventures' South Railroad project. The Inferred Resource totals 433,000 ounces of pit constrained gold in 25.7 million tonnes at a grade of 0.5 g/t gold (cut-off grade of 0.15 g/t gold for oxide material and 0.22 g/t gold for transitional and non-oxidized material, effective date of January 11, 2022).

For more information, visit the Contact Gold website at **www.contactgold.com** and see the press release dated January 11, 2022. Sandstorm has a 3.0% NSR royalty on the Pony Creek project.

PICKLE CROW RESOURCE INCREASES BY 500,000 OUNCES OF GOLD

Auteco Minerals Ltd. ("Auteco") reported an updated Inferred Mineral Resource on the Pickle Crow project located in Canada. The JORC Inferred Resource estimate was released with 2,230,000 ounces of gold contained in 8.9 million tonnes at a grade of 7.8 g/t gold (3.5 and 2.5 g/t cut-off grade, effective date of December 31, 2021).

Based on the results of the mid-year 2021 Resource update, Auteco's board of directors had approved an additional 50,000 metres of drilling that commenced in June 2021. As of mid-January, approximately 42,000 metres of the current program had been drilled, with the final 8,000 metres forecasted to be completed in March 2022. The initial focus of the program was on near mine discovery, extension and infill drilling, which was used in the recent Resource update. The drilling program is now focused on regional targeting, with three of the five active drill rigs testing targets outside of the Resource area.

For more information, visit the Auteco website at **www.autecominerals.com** and see the press release dated February 15, 2022. Sandstorm has a 0.5% NSR royalty on the majority of the Pickle Crow project.

TOWER RESOURCES DRILLS 95.0 METRES OF 1.4 G/T GOLD AT RABBIT NORTH

Tower Resources Ltd. ("Tower") recently reported that they discovered a new gold zone, named the Golden Zone at the company's Rabbit North property in the Kamloops district of British Columbia. The initial drill intercept was 95.0 metres of 1.4 g/t gold from 51 metres, including 19.2 metres of 4.2 g/t gold. Tower stated that the Golden Zone appears to contain shear-hosted mesothermal mineralization which may extend to a considerable depth. Tower plans to resume drilling on the Golden Zone after lab results from the other drill holes are obtained.

For more information and complete drill results, visit the Tower website at **www.towerresources.ca** and see the press release dated January 11, 2022. Sandstorm has a 2.0% NSR royalty on the Rabbit North project.

QP
Qualified Person

Keith Laskowski (MSc), Sandstorm's Vice President, Geology is a Qualified Professional (#01221QP) of the Mining and Metallurgical Society of America and a Qualified Person as defined by Canadian National Instrument 43-101. He has reviewed and approved the technical information in this press release.

CONTACT INFORMATION

For more information about Sandstorm Gold Royalties, please visit our website at **www.sandstormgold.com** or email us at **info@sandstormgold.com**.

NOLAN WATSON
PRESIDENT & CEO

604 689 0234

KIM BERGEN
CAPITAL MARKETS

604 628 1164

ABOUT SANDSTORM GOLD ROYALTIES

Sandstorm is a gold royalty company that provides upfront financing to gold mining companies that are looking for capital and in return, receives the right to a percentage of the gold produced from a mine, for the life of the mine. Sandstorm has acquired a portfolio of 230 royalties, of which 29 of the underlying mines are producing. Sandstorm plans to grow and diversify its low cost production profile through the acquisition of additional gold royalties. For more information visit: www.sandstormgold.com.

CAUTIONARY STATEMENTS TO U.S. SECURITYHOLDERS

The financial information included or incorporated by reference in this press release or the documents referenced herein has been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, which differs from US generally accepted accounting principles ("US GAAP") in certain material respects, and thus are not directly comparable to financial statements prepared in accordance with US GAAP.

The disclosure and information contained or referenced herein uses mineral reserve and mineral resource classification terms that comply with reporting standards in Canada, and mineral reserve and mineral resource estimates are made in accordance with Canadian NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum — CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the "CIM Definition Standards"). These standards differ significantly from the mineral reserve disclosure requirements of the United States Securities Exchange Commission (the "SEC") set forth in Industry Guide 7. Consequently, information regarding mineralization contained or referenced herein is not comparable to similar information that would generally be disclosed by U.S. companies under Industry Guide 7 in accordance with the rules of the SEC. Further, the SEC has adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC under the Securities Exchange Act of 1934 ("Exchange Act"). These amendments became effective February 25, 2019 (the "SEC Modernization Rules") and, commencing for registrants with their first fiscal year beginning on or after January 1, 2021, the SEC Modernization Rules replaced the historical property disclosure requirements included in SEC Industry Guide 7. As a foreign private issuer that files its annual report on Form 40-F with the SEC pursuant to the multi-jurisdictional disclosure system, the Company is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and will continue to provide disclosure under NI 43-101 and the CIM Definition Standards. The SEC Modernization Rules include the adoption of terms describing mineral reserves and mineral resources that are "substantially similar" to the corresponding terms under the CIM Definition, but there are differences in the definitions under the SEC Modernization Rules and the CIM Definition Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as "proven mineral reserves", "probable mineral reserves", "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" under NI 43-101 would be the same had the Company prepared the mineral reserve or mineral resource estimates under the standards adopted under the SEC Modernization Rules. U.S. investors are also cautioned that while the SEC recognizes "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" under the Modernization Rules, investors should not assume that any part or all of the mineralization in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. Mineralization described using these terms has a greater amount of uncertainty as to its existence and feasibility than mineralization that has been characterized as reserves. Accordingly, investors are cautioned not to assume that any measured mineral resources, indicated mineral resources, or inferred mineral resources that the Company reports are or will be economically or legally mineable. Further, "inferred mineral resources" have a greater amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, U.S. investors are also cautioned not to assume that all or any part of the "inferred mineral resources" exist. Under Canadian securities laws, estimates of "inferred mineral resources" may not form the basis of feasibility or pre-feasibility studies, except in rare cases. For the above reasons, information contained or referenced herein regarding descriptions of our mineral reserve and mineral resource estimates is not comparable to similar information made public by U.S. companies subject to reporting and disclosure requirements of the SEC under either Industry Guide 7 or SEC Modernization Rules.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This press release contains "forward-looking statements", within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, the Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Sandstorm Gold Royalties. Forward-looking statements include, but are not limited to the future price of gold, silver, copper, iron ore and other metals, the estimation of mineral reserves and resources, realization of mineral reserve estimates, the timing and amount of estimated future production. Forward-looking statements can generally be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "estimate", "anticipate", "believe", "continue", "plans", or similar terminology.

Forward-looking statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Sandstorm Gold Royalties to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Sandstorm Gold Royalties will operate in the future, including the receipt of all required approvals, the price of gold and copper and anticipated costs. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, amongst others, failure to receive necessary approvals, changes in business plans and strategies, market conditions, share price, best use of available cash, gold and other commodity price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks relating to the parties which produce the gold or other commodity the Company will purchase, regulatory restrictions, activities by governmental authorities (including changes in taxation), currency fluctuations, the global economic climate, dilution, share price volatility and competition.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: the impact of general business and economic conditions, the absence of control over mining operations from which the Company will purchase gold, other commodities or receive royalties from, and risks related to those mining operations, including risks related to international operations, government and environmental regulation, actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined, risks in the marketability of minerals, fluctuations in the price of gold and other commodities, fluctuation in foreign exchange rates and interest rates, stock market volatility, as well as those factors discussed in the section entitled "Risks to Sandstorm" in the Company's annual report for the financial year ended December 31, 2021 and the section entitled "Risk Factors" contained in the Company's annual information form dated March 30, 2021 available at www.sedar.com. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements that are contained or incorporated by reference, except in accordance with applicable securities laws.